  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

EMPIRE STATE BUILDING ASSOCIATES L.L.C.
(Name of Subject Company)

MPF NORTHSTAR FUND 2, LP, MPF INCOME FUND 26, LLC, MPF INCOME FUND 18, LLC, MPF FLAGSHIP FUND 14, LLC, MACKENZIE FLAGSHIP FUND 15, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF FLAGSHIP FUND 13, LLC, MPF FLAGSHIP FUND 10, LLC, MPF BLUE RIDGE FUND I, LLC; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
$10,000 ORIGINAL PARTICIPATION UNITS OF LLC MEMBER INTERESTS
(Title of Class of Securities)

none or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$18,700,000	$2,550.68

*	For purposes of calculating the filing fee only. Assumes the purchase of 170 Units at a purchase price equal to $110,000 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,550.68
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: December 17, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO 1. TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Income Fund 18, LLC, MPF Flagship Fund 14, LLC, MacKenzie Flagship Fund 15, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF Blue Ridge Fund I, LLC (collectively the “Purchasers”) to purchase up to 170 $10,000 Participation Units of LLC Member Interests (the “Units”) in Empire State Building Associates L.L.C. (the “Company”), the subject company, at a purchase price equal to $110,000 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated December 17, 2012 (the “Offer Date”) and the related Assignment Form.

This Amendment extends the Expiration Date to February 8, 2013.  The Purchasers believed the original Expiration Date, after delays in printing and mailing the tender offer materials due to the holidays, may not have given Unit Holders sufficient time to make a decision as to whether or not to tender their Units.  As of the date hereof, no Units have been tendered by Unitholders because the Offer has not yet been mailed.  No other Units have been tendered to date.

Item 12.                      Exhibits.

(a)(1)	Amended Offer to Purchase dated December 17, 2012

(a)(2)	Amended Assignment Form

(a)(3)	Amended Form of Letter to Unit holders dated December 17, 2012
(a)(4) (a)(5)	Form of advertisement in Investor’s Business Daily* Press Release
* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on December 17, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 28, 2012

MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Income Fund 18, LLC, MPF Flagship Fund 14, LLC, MacKenzie Flagship Fund 15, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF Blue Ridge Fund I, LLC
By: MacKenzie Capital Management, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director